Exhibit 99.1

News Release	3D Systems Corporation 333 Three D Systems Circle Rock Hill, SC 29730 www.3dsystems.com NYSE: DDD

Investor Contact:	Stacey Witten	Media Contact:	Wendy Pinckney
	Email: Stacey.Witten@3dsystems.com		Email: Press@3dsystems.com

3D Systems Completes Acquisition of Cimatron

-	Strengthens advanced manufacturing leadership and portfolio
-	Extends global sales coverage, multiplexes cross selling opportunities
-	Completes 3DS’ software interoperability for 3D digital fabrication

ROCK HILL, South Carolina, February 9, 2015 – 3D Systems (NYSE:DDD) announced today that it has completed its acquisition of all shares of Cimatron Ltd. (NASDAQ:CIMT) for approximately $97 million, inclusive of Cimatron’s net cash. The integration of Cimatron’s software products into the company’s portfolio strengthens 3DS’ leadership position in 3D-printing-centric advanced manufacturing by enabling a seamless digital workflow between design and traditional and additive manufacturing processes. The transaction adds complementary technology, extends 3DS’ sales coverage globally, multiplexes cross-selling opportunities and is expected to be accretive to the company’s cash generation and Non-GAAP earnings per share for the full year 2015.

“Cimatron represents a perfect strategic fit for our business by providing expanded capabilities in product development, sales coverage and complementary technology. We believe that this combination offers unique synergies with significant long-term customer benefits and shareholder value,” commented Avi Reichental, President and CEO of 3DS. “We are delighted to welcome Danny Haran and his entire global team to 3DS as we complete the digital thread from design to digital fabrication.”

Cimatron is a leading provider of integrated 3D digital fabrication software for manufacturing. Cimatron’s products are used by a growing number of companies worldwide for their 3D production molds, tools and dies in a wide variety of functional end-use manufacturing applications. With two world renowned products, CimatronE and GibbsCAM®, Cimatron provides powerful digital fabrication tools for key manufacturing operations. CimatronE is an integrated CAD/CAM solution for toolmakers and manufacturers of discrete parts, which provides full associativity across the manufacturing process from quoting, through design and up to delivery. GibbsCAM, offers powerful yet simple-to-use solutions for programming any type of CNC machine tools, from simple mills and lathes, to the most complex multi-axis multi-tasking machines.

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“With a 30 year track record of providing comprehensive, cost-effective solutions that streamline manufacturing cycles and shorten product delivery time, it is the perfect time to become part of 3DS where we can substantially accelerate our progress and extend our reach and impact,” said Danny Haran, former CEO of Cimatron, who was named Executive Vice President and Chief Operating Officer, Software of 3DS.

Cimatron shareholders will receive $8.97 in cash for each ordinary share held by them as of the effective time of the merger. Cimatron has received the Israeli tax ruling that was described on pages 4-5 of its proxy statement for the extraordinary general shareholder meeting at which the merger was approved. Consequently, the withholding (if any) of Israeli taxes from the merger consideration will be carried out in accordance with the description of that tax ruling in the proxy statement.

As a result of the completion of the merger, the ordinary shares of Cimatron will be delisted from the NASDAQ Stock Market and deregistered under the Securities Exchange Act of 1934, or the Exchange Act. Cimatron will cease filing reports pursuant to the Exchange Act, and trading in its ordinary shares will be halted before the open of business on February 9, 2015.

Learn more about 3DS’ commitment to manufacturing the future today at www.3dsystems.com

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Forward-Looking Statements
Certain statements made in this release that are not statements of historical or current facts, including statements regarding the expected benefits and synergies of the transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding 3DS’ and Cimatron’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", "hope", "aim", "continue", "will", "may", "would", "could" or "should" or other words of similar meaning or the negative thereof.  These statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the ultimate timing, outcome and results of integrating the operations of Cimatron; the effects of the business combination of 3DS and Cimatron, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of 3DS to realize such synergies and other benefits; results of litigation, settlements, and investigations; the availability and alternative uses of 3DS’ cash; actions by third parties, including governmental agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls. The factors described under the headings "Forward-Looking Statements," "Cautionary Statements and Risk Factors," and "Risk Factors" in 3DS' report on Form 10-K for the year ended December 31, 2013 and Cimatron’s report on Form 20-F for the year ended December 31, 2013, and other U.S. Securities and Exchange Commission (the “SEC”) filings of 3DS and Cimatron discuss some of the important risk factors identified that may affect these factors and 3DS’ and Cimatron’s respective business, results of operations and financial condition. 3DS and Cimatron undertake no obligation to revise or update publicly any forward-looking statements for any reason. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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About 3D Systems

3D Systems is pioneering 3D design and fabrication for everyone. 3DS provides the most advanced and comprehensive solutions including 3D printers, print materials and cloud sourced custom parts. Its powerful ecosystem empowers professionals and consumers everywhere to bring their ideas to life in material choices including plastics, metals, ceramics and edibles. 3DS' leading 3D healthcare solutions include end-to-end simulation, training and planning and printing of surgical instruments and devices for personalized surgery and patient specific medical and dental devices. Its democratized 3D digital design, fabrication and inspection products provide seamless interoperability between subtractive and additive manufacturing and incorporate the latest immersive computing technologies. Its products and services replace and complement traditional methods with improved results and reduced time to outcomes. These solutions are used to rapidly design, create, communicate, plan, guide, prototype or produce functional parts, devices and assemblies, empowering customers to manufacture the future.

Leadership Through Innovation and Technology

•3DS invented 3D printing with its Stereolithography (SLA) printer and was the first to commercialize it in 1989.

•3DS invented Selective Laser Sintering (SLS) printing and was the first to commercialize it in 1992.

•3DS invented the ColorJet Printing (CJP) class of 3D printers and was the first to commercialize 3D powder-based systems in 1994.

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•3DS invented MultiJet Printing (MJP) printers and was the first to commercialize it in 1996.

•3DS Medical Modeling pioneered virtual surgical planning (VSP) and its services are world-leading, helping many thousands of patients on an annual basis.

Today its comprehensive range of 3D printers is the industry’s benchmark for production-grade manufacturing in aerospace, automotive, patient specific medical device and a variety of consumer, electronic and fashion accessories.

More information on the company is available at www.3dsystems.com.